Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 18, 2025, Maase Inc. (NASDAQ: MAAS) (“MAAS”), entered into a transaction agreement (the “Agreement”), pursuant to which MAAS will acquire 100% of the equity interest of Real Prospect Limited(“Real Prospect”), for a consideration of a total of 98,002,174 Class A ordinary shares of a par value of US$0.09 each of MAAS (the “Consideration Shares”), at a purchase price of US$1.5 per share of the Consideration Shares. Under the Agreement, the sellers of the Real Prospect undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”). Upon completion of such Reorganization and immediately prior to the Closing, Qingdao Mai Si Technology Co., Ltd.(“Maisi”) will be the wholly owned subsidiaries of Shenzhen Guibao Intelligent Management Co., Ltd. (the “WFOE”) and indirectly owned by Real Prospect.

MAAS completed the acquisition of Real Prospect and its subsidiaries on October 28, 2025.

The following unaudited pro forma condensed combined financial statements present the historical consolidated financial statements of Maase Inc. and its subsidiaries (the “MAAS Group”) and financial statements of Real Prospect and its subsidiaries, adjusted as if MAAS had acquired the Real Prospect and its subsidiaries.

The unaudited pro forma combined statement of operations and comprehensive loss for the year ended June 30, 2025 combines the historical combined statement of operations and comprehensive loss of the MAAS Group and the historical statement of operations and comprehensive loss of Real Prospect and its subsidiaries, giving effect to the acquisition as if the acquisition had been consummated on July 1, 2024, the beginning of the earliest period presented. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give pro forma effect to events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the MAAS Group’s results following the completion of the acquisition.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma condensed combined financial statements;

●	The historical consolidated financial statements and related notes of MAAS. as of June 30, 2025, for the year ended June 30, 2025, as well as “OPERATING AND FINANCIAL REVIEW AND PROSPECTS,” included in June 30, 2025’s Annual Report on Form 20-F for the year ended June 30, 2025, which was filed with the Securities and Exchange Commission; and

●	The historical financial statements of Real Prospect and its subsidiaries as of June 30, 2025 and for the year ended June 30, 2025, which are contained elsewhere in this statement.

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30,2025
(In thousands, except for shares and per share data)

	MAAS Group	REAL PROSPECT LIMITED and its subsidiaries	Adjustments	Proforma As of June 30, 2025
	RMB	RMB	RMB	RMB

ASSETS:
Current assets:
Cash and cash equivalents	82,104	778	-	82,882
Restricted cash	6,873	-	-	6,873
Short term investments	548,101	-	-	548,101
Accounts receivable, net	92,766	-	-	92,766
Contract assets, net	208,824	-	-	208,824
Inventory	-	234	-	234
Other receivables, net	920,212	1,726	-	921,938
Loan receivables, net	318,617	-	-	318,617
Other current assets	23,919	559	-	24,478
Amounts due from related parties	-	37,840	-	37,840
Total current assets	2,201,416	41,137	-	2,242,553

Non-current assets:
Long-term investments	-	112,649	-	112,649
Restricted bank deposit - non-current	16,338	-	-	16,338
Contract assets - non-current, net	612,918		-	612,918
Property, plant, and equipment, net	70,530	5,721	-	76,251
Intangible assets, net	846	855	-	1,701
Deferred tax assets	9,407	-	-	9,407
Investments in affiliates	-		--	-
Other non-current assets	392,564		-	392,564
Right of use assets	61,958	411	-	62,369
Goodwill, net	-		922,571	922,571
Total non-current assets	1,164,561	119,636	922,571	2,206,768
Total assets	3,365,977	160,773	922,571	4,449,321

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30,2025 (continued)
(In thousands, except for shares and per share data)

	MAAS Group	REAL PROSPECT LIMITED and its subsidiaries	Adjustments	Proforma As of June 30, 2025
	RMB	RMB	RMB	RMB

LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Short-term loan	82,050	-	-	82,050
Accounts payable	116,665	91	-	116,756
Accrued commissions	99,923	-	-	99,923
Contract liabilities	-	1,319	-	1,319
Other payables and accrued expenses	155,553	11	-	155,564
Accrued payroll	13,193	98	-	13,291
Income taxes payable	77,305		-	77,305
Current operating lease liability	29,271	242	-	29,513
Other current liabilities	34	-	-	34
Amounts due to related parties	-	37,864	-	37,864
Total current liabilities	573,994	39,625	-	613,619

Non-current liabilities:
Accrued commissions – non-current	339,481	-	-	339,481
Other tax liabilities	30,160	-	-	30,160
Deferred tax liabilities	204,310	-	-	204,310
Non-current operating lease liability	29,924	173	-	30,097
Other non-current liabilities	-	-	-	-
Non-current liabilities of discontinued operations	-	-	-	-
Total non-current liabilities	603,875	173	-	604,048
Total liabilities	1,177,869	39,798	-	1,217,667

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30,2025 (continued)
(In thousands, except for shares and per share data)

	MAAS Group	REAL PROSPECT LIMITED and its subsidiaries	Adjustments	Proforma As of June 30, 2025
	RMB	RMB	RMB	RMB

Commitments and contingencies
Mezzanine equity:
Redeemable ordinary shares	47,935	-	-	47,935
Shareholders’ Equity:
Class A ordinary shares (Authorized shares:40,000,000 at US$0.09 each; issued 9,273,208 shares, of which 9,228,398 shares were outstanding as of June 30 2025)	5,973	-	62,612	68,585
Class B Ordinary shares (Authorized shares:10,000,000 at US$0.09 each; issued and outstanding 6,666,668 shares as of June 30 2025)	4,379	-	-	4,379
Treasury stock	(29)	-	-	(29)
Additional paid-in capital	1,125,933	122,349	858,585	2,106,867
Statutory reserves	23,216	-	-	23,216
Accumulated deficit	(517,369)	(1,374)	1,374	(517,369)
Accumulated other comprehensive loss	(6,012)	-	-	(6,012)
Total Maase Inc. shareholders’ equity	636,091	120,975	922,571	1,679,637
Noncontrolling interests	1,504,082	-	-	1,504,082
Total shareholders’ equity	2,140,173	120,975	922,571	3,183,719
Total liabilities, mezzanine equity and shareholders’ equity	3,365,977	160,773	922,571	4,449,321

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Statements of Operations and Comprehensive Loss for the Year Ended June 30, 2025
(In thousands, except for shares and per share data)

	MAAS Group	REAL PROSPECT LIMITED and its subsidiaries	Proforma For the year Ended June 30, 2025
	RMB	RMB	RMB

Net revenues:
Agency	727,538	-	727,538
Life insurance business	625,099	-	625,099
Non-life insurance business	102,439	-	102,439
Wealth management and others	53,678	189	53,867
Total net revenues	781,216	189	781,405
Operating costs and expenses:
Agency	(391,102)	-	(391,102)
Life insurance business	(314,639)	-	(314,639)
Non-life insurance business	(76,463)	-	(76,463)
Wealth management and others	(6,257)	(588)	(6,845)
Total operating costs	(397,359)	(588)	(397,947)
Selling expenses	(77,120)	(1)	(77,121)
General and administrative expenses	(556,780)	(954)	(557,734)
Total operating costs and expenses	(1,031,259)	(1,543)	(1,032,802)
Impairment loss	(441,298)	-	(441,298)
Loss from operations	(691,341)	(1,354)	(692,695)
Other income (loss), net:
Gain on disposal of subsidiaries	897,398	-	897,398
Net loss from fair value change	(279)	-	(279)
Derecognition of a contingent consideration	(22,267)	-	(22,267)
Investment income related to the realized gain on available-for-sale investments	27,502	-	27,502
Interest income, net	28,297	-	28,297
Others, net	(591,676)	-	(591,676)
Loss before income taxes and share of loss of affiliates	(352,366)	(1,354)	(353,720)
Income tax benefit (expense)	19,642	-	19,642
Share of loss of affiliates	(3,834)	-	(3,834)
Net loss from continuing operations	(336,558)	(1,354)	(337,912)
Net Income (loss) from discontinued operations, net of tax	(122,344)	-	(122,344)
Net loss	(458,902)	(1,354)	(460,256)
Less: net loss attributable to the noncontrolling interests
Continuing operations	(172,676)	-	(172,676)
Discontinued operations	(90,263)	-	(90,263)
Net loss attributable to owners of MAAS	(195,963)	(1,354)	(197,317)
Continuing operations	(163,882)	(1,354)	(165,236)
Discontinued operations	(32,081)	-	(32,081)
Distributed earnings:
Accretion of redeemable ordinary shares	(2,141)	-	(2,141)
Net loss attributable to ordinary shareholders of MAAS	(198,104)	(1,354)	(199,458)

*	On October 28, 2025, Maase Inc. issued an aggregate of 98,002,174 Class A ordinary shares with a par value of US$0.09 per share to Ace Long Limited and Arts Wing Limited in the consideration of RMB 1,050,500,000 (the exchange rate of RMB against US$ shall be the central parity rate as published by China Foreign Exchange Trading Center and authorized by the People’s Bank of China on date of July 17, 2025, i.e., US$1.0 against RMB7.1461) or the purchase price per share of US$1.5 in exchange for the acquisition of Real Prospect Limited and its subsidiaries.

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